

21001790

SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

APR 3 0 2021

Washington DC

SEC FILE NUMBER
8-27533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/20 AND ENDING 2/28/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BARON CAPITAL, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

767 Fifth Avenue

(No. and Street)

New York	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD BARON   212-583-2000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – *if individual, state last, first, middle name*)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __RONALD BARON__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BARON CAPITAL, INC.__ , as of __February 28__ , 20__21__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__CHAIRMAN & CEO__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BARON CAPITAL, INC.
(a wholly owned subsidiary of Baron Capital Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2021

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Baron Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Baron Capital Inc. (the "Company") as of February 28, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of February 28, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2002.

EISNERAMPER LLP
New York, New York
April 29, 2021



BARON CAPITAL, INC.

Statement of Financial Condition
February 28, 2021

ASSETS	
Cash	$ 29,543,474
Other assets	289,021
	$ 29,832,495
LIABILITIES	
Due to affiliate	$ 13,839,467
Accrued expenses and other liabilities	8,499,674
Current taxes payable	98,610
	22,437,751
STOCKHOLDER'S EQUITY	
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	4,294,579
	7,394,744
	$ 29,832,495

2

BARON CAPITAL, INC.
Notes to Statement of Financial Condition
February 28, 2021

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. (the "Parent"), is a registered limited purpose broker-dealer and the distributor of the shares of seventeen affiliated regulated investment companies operating pursuant to a distribution plan under Rule 12b-1 of the Investment Company Act of 1940.

The Company is a member of affiliated entities under common control from which it derives 100% of its revenue. The Company shares office, administrative and occupancy expenses with its Parent and two affiliated corporations, BAMCO, Inc. ("BAMCO") and Baron Capital Management, Inc. ("BCM"). BAMCO and BCM are registered investment advisers under the Investment Advisers Act of 1940. The Company recognizes its share of such expenses based on a pro-rata allocation of these costs. These expenses are apportioned by a formula determined by management. The expenses and the operating results may not be indicative of what the results of operations would have been if the Company were a stand-alone entity and these differences could be material. The amount due to affiliate as of February 28, 2021 represents an intercompany payable. BAMCO is the lessee for the office space shared by the Company and its affiliates subject to lease agreements expiring on May 31, 2035.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash:

Cash is held at one major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. The Company has not experienced any losses on such accounts.

[2] Revenue recognition:

The Company has entered into distribution agreements with affiliated regulated investment companies and receives distribution and servicing fees at month end equal to 0.25% per annum calculated as a percentage of daily average net assets attributable to the Retail Shares. The Company believes that its performance obligation is the distribution of Baron mutual funds. Future estimates of payments are not recognized as there is significant uncertainty as to their amounts, which are dependent upon factors outside the Company's control such as shareholder activity and market appreciation/depreciation. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

[3] Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[4] Financial instruments:

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash and other assets (Level 1) and due to affiliate, accrued expenses and other liabilities and current taxes payable (Level 2).

BARON CAPITAL, INC.
Notes to Statement of Financial Condition
February 28, 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5]   Allowance for current expected credit losses:

Following the adoption of ASC 326 on March 1, 2020, management establishes an allowance of current expected credit losses against receivables included in other assets to reflect the net amount the Company expects to collect.

Current expected credit losses for an entity are measured at each reporting date based on expected credit losses over the expected life of the receivable and considers all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions and future forecasts.

The risk of losses is always considered, even when that risk of loss is remote. While management has based its estimate of the allowance for current expected credit losses on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

The methodology used by the Company to determine allowance for current expected credit losses for receivables included in other assets is typically based on ageing analysis where loss rates are applied to the carrying value based on historical experience, the current economic environment and specific information about the ability of the affiliate to pay. There was no allowance for current expected credit losses recorded at February 28, 2021.

NOTE C - INCOME TAXES

The Company is subject to federal, state and local taxes. At February 28, 2021, the Company had no deferred tax assets or liabilities.

The Company's results from operations are included in the Parent's federal, state and local tax returns, which are filed on a consolidated basis in most jurisdictions. It is the Parent's policy to allocate a provision for income taxes to the Company based on the tax that would have been determined on a separate tax return basis. BAMCO paid most of the income taxes for the benefit of the Company and the payments are included in the intercompany payable. New York State is currently examining the consolidated tax returns for years ended February 29, 2016, February 28, 2017 and February 28, 2018. The State of Illinois is currently examining the consolidated tax returns for years ended February 28, 2018 and February 28, 2019.

NOTE D - CONCENTRATION OF CREDIT RISK

At February 28, 2021, all cash in the statement of financial condition was held at one financial institution.

NOTE E - ACCRUED EXPENSES AND OTHER LIABILITIES

Included in accrued expenses and other liabilities are $8,350,000 of distribution fees payable to various brokers, dealers or other financial intermediaries.

BARON CAPITAL, INC.
Notes to Statement of Financial Condition
February 28, 2021

NOTE F - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan (the "Plan"). BCM and BAMCO also participate in the Plan. The expense is allocated to the Company by a formula determined by management. The Plan provides for profit-sharing and safe harbor contributions. All employees who have completed one thousand hours of service within the Plan year, are employed by the Company on the last day of the Plan year and have attained 21 years of age are eligible to participate in the profit-sharing contribution. The profit-sharing contribution percentage is determined at the discretion of senior management. In addition, all employees are eligible for a 3% safe harbor contribution.

NOTE G - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2021, the Company had net capital of $7,105,723, which is $5,609,872 in excess of its required net capital of $1,495,851. The Company's ratio of aggregate indebtedness to net capital was 3.16 to 1.

The Company is exempt from the provisions of Rule 15c3-3 based on paragraph (k)(1).

NOTE H - RELATED PARTY TRANSACTIONS

The Company acts as the distributor of the shares of seventeen affiliated regulated investment companies. Pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Due to affiliate includes an amount owed to BCM in the amount of $13,839,467 for office, administrative, and occupancy expenses.